FRED’S INC.

4300 New Getwell Rd

Memphis, Tennessee 38118

March 29, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE
Washington, D.C.  20549

Attn:	William H. Thompson
Branch Chief

	Re:	Fred’s, Inc.
Form 10-K for Fiscal Year Ended January 28, 2017
Response dated March 12, 2018
File No. 1-14565

Dear Mr. Thompson:

Set forth below are the responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated March 15, 2018 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the year ended January 28, 2017, filed by Fred’s Inc. (the “Company”) on April 13, 2017 (the “Form 10-K”). We are pleased to respond to the Comment Letter, and for your convenience, the Company’s responses are keyed to the numbering in the Comment Letter.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Business Segments, page 53

SEC Comment:

1.	We read your response to comment 4. Please tell us your consideration of disclosing the basis of your organization. Please refer to ASC 280-10-50-21.

Fred’s, Inc. Response:

ASC 280-10-50-21 states that a public entity shall disclose the factors used to identify the public entity's reportable segments, including the basis of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated) and types of products and services from which each reportable segment derives its revenue.

In future filings, the Company will disclose that, the Company is organized around individual stores. The Company stores have similar economic characteristics, offer pharmaceuticals or general merchandise consistent with all other locations, and have discrete financial information. Each store therefore represents an operating segment that is aggregated into one reportable segment.

Please feel free to contact me if you have additional questions or need additional information.

Sincerely,

/s/ Joe Anto

Joe Anto

Executive Vice President and

Chief Financial Officer

Direct Dial: (901) 238-3606

Direct Fax: (901) 531-8061

E-Mail Address: janto@fredsinc.com